UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D/A
Under the Securities Exchange Act of 1934
(Amendment No. 3)

K-Tron International, Inc.
(Name of Issuer)

Common Stock, par value $.01 per share
(Title of Class of Securities)

482730108
(CUSIP Number)

Joanne R. Soslow, Esq.
Morgan, Lewis & Bockius LLP
1701 Market Street
Philadelphia, PA  19103-2921
(215) 963-5000
(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)

July 16, 2009
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this Schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box    ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §240.13d-7 for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS Edward B. Cloues, II
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [ ] (b) [X]
3	SEC USE ONLY
4	SOURCE OF FUNDS PF OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)_____
6	CITIZENSHIP OR PLACE OF ORGANIZATION	United States of America
NUMBER OF SHARES BENEFIC-IALLY OWNED BY EACH REPORT-ING PERSON WITH	7 SOLE VOTING POWER	226,741 Shares
	8 SHARED VOTING POWER	26,200 Shares
	9 SOLE DISPOSITIVE POWER	226,741 Shares
	10 SHARED DISPOSITIVE POWER	26,200 Shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	252,941 Shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)_____
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)	8.9%
14	TYPE OF REPORTING PERSON (See Instructions)	IN

Item 1.  Security and Issuer.

This statement relates to the common stock, $.01 par value (the “Common Stock”), of K-Tron International, Inc., a New Jersey corporation (the “Issuer”). The principal executive office of the Issuer is located at Routes 55 & 553, Pitman, New Jersey 08071-0888.

Item 2.  Identity and Background.

(a) This statement is being filed by Edward B. Cloues, II (the “Filing Person”).

(b) The principal business address of the Filing Person is Routes 55 & 553, Pitman, New Jersey 08071-0888. The present principal occupation of the Filing Person is Chairman of the Board and Chief Executive Officer of the Issuer.  During the last five years, the Filing Person has not been convicted in a criminal proceeding.

(c) During the last five years, the Filing Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

(d) The Filing Person is a citizen of the United States of America.

Item 3.  Source and Amount of Funds or Other Consideration.

Since July 24, 2006, the filing date of the most recent amendment to the Filing Person’s Schedule 13D, the Filing Person has acquired direct beneficial ownership of 6,000 shares of restricted stock in the following transactions:

Date	No. of Shares	Type of Security Acquired	Transaction Description	Aggregate Purchase Price
5/11/2007	3,000	Restricted Stock	Grant of restricted stock by Issuer; grant fully vests on May 11, 2011	N/A
7/17/2008	3,000	Restricted Stock	Grant of restricted stock by Issuer; grant fully vests on July 17, 2012	N/A

Between March and July of 2007, the Filing Person acquired indirect beneficial ownership of 1,200 shares of Common Stock that were distributed to his mother, Mrs. Jeannette C. Cloues (“Mrs. Cloues”), from the estate of her deceased husband.  The Filing Person has indirect beneficial ownership of these shares pursuant to the Durable Power of Attorney, dated May 22, 1995, (the “Cloues Power of Attorney”) granted to him by Mrs. Cloues.

Item 4.  Purpose of Transaction.

The Filing Person is Chairman and Chief Executive Officer of the Issuer.  As such, the Filing Person acquired the 6,000 shares of restricted stock described in Item 3 as compensation for services in these positions.  The Filing Person’s indirect beneficial ownership of the 1,200 shares of Common Stock described in Item 3 was acquired pursuant to the Cloues Power of Attorney.

The Filing Person intends to assess his investment in the Issuer from time to time on the basis of various factors, including, without limitation, the Issuer's business, financial condition, results of operations and prospects, general economic, market and industry conditions, as well as other developments and other investment opportunities. The Filing Person may acquire additional securities of the Issuer directly, or may, in the future, dispose of the securities he holds directly and indirectly. Any acquisition or disposition may be effected by the Filing Person at any time without prior notice. The Filing Person may engage in communications from time to time with one or more shareholders, officers or directors of the Issuer regarding the Issuer's operating performance, strategic direction or other matters that, if effected, could result in or relate to, among other things, any of the matters set forth in clauses (a) through (j) of Item 4 of Schedule 13D. Except as set forth above, the Filing Person has no plans or proposals that relate to or would result in any of the actions specified in clauses (a) through (j) of this Item 4.

Item 5.  Interest in Securities of the Issuer.

(a) The Filing Person beneficially owns in the aggregate 252,941 shares of Common Stock, which constitute 8.9% of the outstanding shares of Common Stock, based upon 2,832,137 shares of Common Stock outstanding as of August 7, 2009, and calculated in accordance with Rule 13d-3(d)(i)(D).

(b) The Filing Person has sole power to vote or direct the vote, and sole power to dispose or direct the disposition, of 226,741 shares reported herein, including (i) 197,741 shares of Common Stock owned directly, (ii) 20,000 shares underlying stock options presently exercisable or exercisable within 60 days following the date hereof and (iii) 9,000 shares of restricted stock held pursuant to three separate restricted stock grants of 3,000 shares each with vesting dates of May 5, 2010, May 11, 2011 and July 17, 2012, respectively.  The Filing Person’s power to dispose of the 9,000 shares of restricted stock is limited as he may not dispose of the shares until they vest.

The Filing Person has shared power to vote or direct the vote, and to dispose or direct the disposition, of 26,200 shares of Common Stock that the Filing Person indirectly beneficially owns pursuant to powers of attorney granted to him by each of Mrs. Cloues and Mrs. Jan W. Beebe (“Mrs. Beebe”).

Power to vote and dispose of 25,000 of the 26,200 shares is shared with Mrs. Beebe, who currently resides in the state of Texas. All communications directed to Mrs. Beebe in connection with this amendment shall be addressed to Mrs. Jan W. Beebe, K-Tron International, Inc. Routes 55 & 553, Pitman, New Jersey 08071-0888, c/o Edward B. Cloues, II.  Mrs. Beebe is retired and is a citizen of the United States. During the last five years, Mrs. Beebe has not been convicted in a criminal proceeding. In addition, during the last five years, Mrs. Beebe has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which she was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws. The Filing Person is not related to Mrs. Beebe.

 Power to vote and dispose of 1,200 of the 26,200 shares is shared with Mrs. Cloues, who currently resides in the state of New Hampshire.  All communications directed to Mrs. Cloues in connection with this amendment shall be addressed to Mrs. Jeannette C. Cloues, K-Tron International, Inc. Routes 55 & 553, Pitman, New Jersey 08071-0888, c/o Edward B. Cloues, II.  Mrs. Cloues is retired and is a citizen of the United States.  During the last five years, Mrs. Cloues has not been convicted in a criminal proceeding. In addition, during the last five years, Mrs. Cloues has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which she was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

(c) During the 60 days preceding the date hereof, the Filing Person has consummated one transaction in shares of Common Stock.  On July 16, 2009, the Filing Person acquired 10,000 shares of Common Stock pursuant to the partial exercise of an employee stock option.  Of these 10,000 shares, the Filing Person elected to have the Issuer withhold 3,345 shares to satisfy the tax liability incident to the option exercise. Pursuant to the terms of the option, the remaining 20,000 shares underlying the option are fully vested at an exercise price of $12.20 per share.  The option expires on July 19, 2011.

Neither Mrs. Beebe nor Mrs. Cloues has undertaken any transactions in shares of Common Stock during the 60 days preceding the date hereof.

(d) Not applicable.

(e) Not applicable.

Item 6.   Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The Filing Person has been appointed Attorney-in-Fact by Mrs. Beebe pursuant to an Asset Management Durable General Power of Attorney dated June 28, 2001 (the “Beebe Power of Attorney”).  Under the Beebe Power of Attorney, the Filing Person is authorized to transact all of Mrs. Beebe’s business and manage all of Mrs. Beebe’s property and affairs, including: taking custody of Mrs. Beebe’s stocks; selling, surrendering or exchanging any such stocks; signing and delivering assignments or stock powers and other documents required for sale, assignment, surrender or exchange; purchasing stocks; providing instructions regarding the registration of stock and the mailing of dividends; representing Mrs. Beebe at shareholders’ meetings and voting proxies on Mrs. Beebe’s behalf; and generally handling or managing Mrs. Beebe’s investments. Mrs. Beebe shares the above powers with the Filing Person.

Mrs. Beebe currently holds 25,000 shares of Common Stock. As a result of the Beebe Power of Attorney, the Filing Person possesses indirect beneficial ownership of the 25,000 shares of Common Stock held by Mrs. Beebe. Unless earlier revoked, the Beebe Power of Attorney terminates at the death of the principal. The Filing Person will hold the power granted under the Beebe Power of Attorney until such termination or until a successor agent is appointed.

On May 22, 1995, the Filing Person was appointed Attorney-in-Fact by Mrs. Cloues pursuant to the Cloues Power of Attorney. Under the Cloues Power of Attorney, the Filing Person is authorized to transact all of Mrs. Cloues’ business and manage all of Mrs. Cloues’

property and affairs, including: demanding, receiving, collecting and holding any and all monies, securities and real and personal property of any nature whatsoever belonging to Mrs. Cloues or in which she has an interest; dealing generally in all respects without restriction in any property in which she has an interest; carrying bank accounts; making deposits and disbursements of money; and generally handling and managing Mrs. Cloues’ investments.  Mrs. Cloues shares the above powers with the Filing Person.

Mrs. Cloues currently holds 1,200 shares of Common Stock. As a result of the Cloues Power of Attorney, the Filing Person possesses indirect beneficial ownership of the 1,200 shares of Common Stock held by Mrs. Cloues.  Unless earlier revoked, the Cloues Power of Attorney terminates at the death of the principal.

The Filing Person has been awarded Restricted Stock grants, each of which was issued pursuant to a Form of Restricted Stock Award that provides for certain restrictions on transfer and is filed herewith.  The following table summarizes the terms of each Restricted Stock Award issued to the Filing Person by the Issuer as of the date hereof:

Date	No. of Shares	Vesting Schedule
4/14/2004	8,000	All shares vested on April 14, 2008 1
5/13/2005	3,000	All shares vested on May 13, 2009 1
5/5/2006	3,000	All shares vest on May 5, 2010 1
5/11/2007	3,000	All shares vest on May 11, 2011 2
7/17/2008	3,000	All shares vest on July 17, 2012 2

Item 7.   Material to be Filed as Exhibits.

99.1
Asset Management Durable General Power of Attorney of Jan W. Beebe, dated June 28, 2001 (Filed as Exhibit 99.1 to the Schedule 13D, filed with the Securities and Exchange Commission on July 27, 2001 and incorporated herein by reference)

99.2        Durable Power of Attorney of Jeannette C. Cloues, dated May 22, 1995 (Filed herewith)

99.3	Form of Restricted Stock Award under the K-Tron International, Inc. 1996 Equity Compensation Plan, as amended (Filed herewith)

99.4	Form of Restricted Stock Award under the K-Tron International, Inc. 2006 Equity Compensation Plan, as amended (Filed herewith)

1 Grant issued pursuant to the Form of Restricted Stock Award under the K-Tron International, Inc. 1996 Equity Compensation Plan, as amended, filed herewith as Exhibit 99.3.
2 Grant issued pursuant to the Form of Restricted Stock Award under the K-Tron International, Inc. 2006 Equity Compensation Plan, as amended, filed herewith as Exhibit 99.4.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

August 7, 2009
(Date)

EDWARD B. CLOUES, II
(Signature)

Edward B. Cloues, II
(Name and Title)